Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
In Millions of Dollars	2007	2006
Fixed Charges:
Interest expense	$150	$142
Interest capitalized	4	6
One-third of rents*	26	25

Total fixed charges	$180	$173

Earnings:
Income before income taxes and minority interests	$1,354	$1,140

Fixed charges per above	180	173
Less: interest capitalized	(4)	(6)

	176	167

Amortization of interest capitalized	2	2

Total earnings	$1,532	$1,309

Ratio of earnings to fixed charges	8.51	7.57

*	Reasonable approximation of the interest factor.